UTStarcom Holdings Corp.
Level 6, 28 Hennessy Road,
Admiralty, Hong Kong

October 14, 2014

VIA EDGAR

Mr. Larry Spirgel, Assistant Director

Mr. Gregory Dundas, Attorney-Advisor

Ms. Kathryn Jacobson, Senior Staff Accountant
Ms. Kenya Wright Gumbs, Senior Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          UTStarcom Holdings Corp. (“the Company”)

Form 20-F for the year ended December 31, 2013

Filed April 18, 2014

File No. 001-35216

Dear Mr. Spirgel, Mr. Dundas, Ms. Jacobson and Ms. Gumbs:

The Company has received the letter dated September 22, 2014 from the Staff of the Commission (the “Staff”) regarding our annual report on Form 20-F for the year ended December 31, 2013 (the “Form 20-F”). The Company needs additional time to prepare the response and hereby requests an extension of the response deadline to October 21, 2014.

If you have any additional questions regarding the Form 20-F, please contact me at +86 571 8192 0102, or David Zhang of Kirkland & Ellis, our U.S. counsel, at +852 3761 3318. Thank you.

Very truly yours,

UTStarcom Holdings Corp.

By:	/s/ Min Xu
Name: Min Xu
Title: Chief Financial Officer